Mail Stop 0306


July 8, 2005


Dr. John G. Baust, Chief Executive Officer and Chief Financial
Officer
BioLife Solutions, Inc.
171 Front Street
Owego, New York 13827


Via U S Mail and FAX [ (607) 687-6683 ]


	Re:	BioLife Solutions, Inc.
		Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal quarter ended March 31, 2005 File No. 0-18170


Dear Dr. Baust:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Dr. John G. Baust
BioLife Solutions, Inc.
July 8, 2005
Page 2


Form 10-K for the fiscal year ended  December 31, 2004


Note 5  Legal Settlement Receivable, page F-12

1. Please tell us how you recorded the $1.9 million litigation settlement. We see $0.2 million has been recorded as legal settlement income in 2003. Please clarify the accounting for the balance of the amount. In addition, tell us whether you considered this settlement in your accounting for the sale of your discontinued operations.

2. We read that in Note 5 you account for your shares of Endocare as available-for-sale. Please tell us the basis for this classification, considering the restrictions on the shares, the fact that Endocare was unable to register the shares, and since you are unable to sell the shares.

3. We read in Note 5 that you determined in 2002 the fair value was zero and recorded an unrealized loss. Please tell us why this does not represent an other-than-temporary decline, which results in a new basis for the securities.

4. We see you report the recovery of unrealized loss in 2003. However, the market price of Endocare shares has remained low since the fourth quarter of 2002. Tell us how there has been a recovery of the previously unrecognized loss in value. We read in Note 5 that you returned the shares, rather than sold them. Please clarify your accounting treatment.

5. Tell us and clarify in future filings the amounts paid to related parties from the funds received in the Endocare settlement. We read disclosures that you paid salaries and that you repaid a number of shareholder notes payable.


Statements of Operations, page F-3

6. In future filings, please disclose the costs and operating expenses paid to related parties. We read in Note 9 your R&D is outsourced to your CEO`s company.






Dr. John G. Baust
BioLife Solutions, Inc.
July 8, 2005
Page 3


Note 1  Organization and Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

7. We read in your press release of March 3, 2003 that you received an up-front payment for the multi-year contract from T-cubed as revenue. Please tell us and disclose in future your accounting policy for up-front payments.


Note 8  Stockholders` Equity, page F-14

Warrants, page F-16

8. Please tell us and disclose in future filings more details of each transaction involving the issuance of warrants, including the methodology and significant assumptions used to determine the fair value of the warrants.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




Dr. John G. Baust
BioLife Solutions, Inc.
July 8, 2005
Page 4


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact, Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671


      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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